UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Strategic Update

Regulated Information

December 3, 2009 – 7:30 a.m. CET

DELHAIZE GROUP LAUNCHES NEW STRATEGIC PLAN

BRUSSELS, Belgium, December 3, 2009 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, today at the occasion of its annual Analysts’ Meeting, presents a new strategic plan for the coming years focusing on accelerated growth, increased efficiencies and stronger intra-Group integration. The Group is planning to further increase its price competitiveness in all its markets, triple the number of store openings in the coming three years in its newer formats and operations compared to the years 2007-2009 and realize an additional EUR 300 million annual operating cost savings by 2012 to fund its price investments and other sales building initiatives, and support its profitability.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, commented: “Today, Delhaize Group has a strong and proven building platform of leading brands and market shares, best-in-class industry profitability and a solid balance sheet. Now is the right time to capitalize on our strengths and further accelerate. The goal of our “New Game Plan” is to deliver value leadership in all our markets leading to superior revenue and profit growth and to make of Delhaize Group a more effective acquisition platform through additional synergies, shared knowledge and shared services.”

The “New Game Plan” of Delhaize Group is developed around 4 breakthrough themes:

1.	Operate as one Group

2.	Accelerate Growth

3.	Excel in Associate Development

4.	Executional Excellence

Breakthrough Themes of the “New Game Plan”

1. From 2010, the more than 141 000 associates of Delhaize Group will share and live one common vision and set of values which will drive the attitude of each and every associate in bringing the best of Delhaize Group to customers, communities and associates.

2. Building on its strong existing platform Delhaize Group is planning for accelerated growth.

- From 2010 on, Delhaize Group will put an even greater emphasis on price competitiveness resulting in value leadership across all its operations. Each of our banners is planning a new and more aggressive pricing strategy from the start of 2010 by benchmarking itself against the leading price competitor with, as a goal, to further narrow the gap.

- The Group will maximize the share of wallet in its existing stores by capitalizing on the more than 16 million customer visits per week worldwide through an efficient assortment as well as new innovative and attractive products and services.

- Delhaize Group will also further build its industry-leading initiatives in health and wellness such as Guiding Stars to respond to consumers’ increasing health concerns and to continue to reinforce its differentiation. By 2011, Delhaize Group’s Belgian and Greek operations will have nutritional labeling for their private brands’ assortments, in addition to the Guiding Stars labeling already present today in Food Lion, Hannaford, Sweetbay and Bloom’s assortments.

- In its “New Game Plan” Delhaize Group will continue to extend its industry leadership in Corporate Responsibility initiatives. In 2010, Delhaize Group plans to audit 100% of its private brand suppliers for food safety and compliance.

- Delhaize Group plans to use its new low cost supermarket formats Bottom Dollar Food (U.S.) and Red Market (Europe) and its newer markets (Greece, Romania and Indonesia) as additional drivers to accelerate organic store growth. Over the next three years, Delhaize Group will triple the store openings generated by these newer operations to 250 (compared to 85 new stores in 2007-2009).

3. The accelerated growth will be enabled by excellence in associate development. We will continue to leverage Delhaize Group’s signature training and development programs and the Group’s strong culture to further strengthen the best-in-class sense of engagement and commitment.

4. Increased efficiencies through executional excellence will fund the accelerated growth initiatives and offset underlying cost pressures. Following its EUR 60 million savings realized in 2008 and an additional EUR 100 million in 2009, Delhaize Group will additionally generate EUR 300 million annual operating cost savings by 2012 through banner-specific initiatives and increased shared services, particularly at regional level.

More Information about the “New Game Plan”

More information about the “New Game Plan” can be found on Delhaize Group’s website (www.delhaizegroup.com). The presentations of the Analysts’ Day are broadcast live over the internet (audio only) at www.delhaizegroup.com, on December 3, 2009 starting at 08:00 a.m. EET (07:00 a.m. CET). A replay of this webcast will be available on the website starting at 01:00 p.m. EET (12:00 p.m. CET) on December 3, 2009. The slides of the presentations are also available on the Group’s website.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the third quarter of 2009, Delhaize Group’s sales network consisted of 2 697 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Guy Elewaut: + 32 2 412 29 48	Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)
Geert Verellen: + 32 2 412 83 62	Barbera Hoppenbrouwers (media): + 32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: December 4, 2009	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President